Exhibit 21.1

Next Bridge Hydrocarbons, Inc.

List of Subsidiaries

Entity Name	Jurisdiction of Formation
Torchlight Energy, Inc.	Nevada
Hudspeth Oil Corporation	Texas
Torchlight Hazel, LLC	Texas
Wolfbone Investments, LLC	Texas
Hudspeth Operating, LLC	Texas
Wildcat Cowboy, LLC	Texas
Wildcat Packer, LLC	Texas
Wildcat Panther, LLC	Texas
Wildcat Valentine, LLC	Texas